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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue.  See Instruction 1(b).

( ) Form 3 Holdings Reported

(X) Form 4 Transactions Reported

1. Name and Address of Reporting Person
   Princeton Venture Research, Inc.
   5 Vaughn Drive
   Princeton, NJ 08540

2. Issuer Name and Ticker or Trading Symbol
   Objective Communications, Inc.  "OCOM"

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   December 31, 1997

5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable) ( ) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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Table I -- Non-Derivative Securities Acquired, Disposed of, or
Beneficially Owned
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1. Title of Security  2. Trans-  3. Trans-   4. Securities Acquired (A)  5. Amount of  6. Owner-  7. Nature of
   (Instr. 3)            action     action      or Disposed of (D)          Securities    ship       Indirect
                         Date       Code        (Instr. 3, 4 and 5)         Beneficially  Form:      Beneficial
                         (Month/    (Instr. 8)                              Owned at End  Direct     Ownership
                         Day/                ---------------------------    of Issuer's   (D) or     (Instr. 4)
                         Year)                                              Fiscal Year   Indirect
                                                        (A) or              (Instr. 3     (I)
                                              Amount    (D)      Price      and 4)        (Instr. 4)
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
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
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

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FORM 5 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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

1.Title of  2.Conver  3.Trans-  4.Trans-  5.Number of Deriv-  6.Date Exer-  7.Title and  8.Price  9.Number  10.Owner-  11.Nature
  Derivative  sion or   action    action    ative Securities    cisable and   Amount of    of       of deriv-  ship       of
  Security    Exercise  Date      Code      Acquired (A) or     Expiration    Underlying   Deriv-   ative      form of  Indirect
  (Instr.3)   Price of            (Instr.8) Disposed of (D)     Date          Securities   ative    Secur-     Deriv-   Benefi-
              Deri-     (Month/             (Instr. 3,4, and 5) (Month/Day/   (Instr.      Secur-   ities      ative    cial
              vative    Day/                                     Year)         3 and 4)    ity      Bene-      Security Owner-
              Security  Year)                                                              (Instr.  ficially   Direct   ship
                                                               --------------------------  5)       Owned at   (D) or   (Instr.4)
                                                                                                    End of     Indirect
                                 ----------------------------- Date    Expira  Title Amount         Year      (1)
                                                               Exer-   -tion         or Number     (Instr.4)  (Instr.4)
                                                               cisable Date          of Shares
                                 Code        (A)      (D)
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

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Warrant                                                                        Common
to Purchase   $4.00   9/29/97    S4         100,000           1/24/97  1/24/01 Stock  100,000 (1)    57,620      D
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
Explanation of Responses:

(1) Contribution to a limited partnership. The manager of such limited partnership's general partner is the 100% owner and president of the reporting person.


Princeton Venture Research, Inc.

By: /s/ John B. Torkelsen                           October 9, 1998
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 ** Signature of Reporting Person                         Date

** Intentional misstatements or omissions of facts constitute Federal Criminal
Violations.   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedures.

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